SKADDEN, ARPS, SLATE, MEAGHER & Flom LLP
                             FOUR TIMES SQUARE
                            NEW YORK 10036-6522

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212 735 3634
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EMAIL ADDRESS
catkins@skadden.com



                                                  October 2, 2002

James E. O'Connor
United States Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

                   Re: The Gabelli Convertible and Income Securities Fund Inc. Registration Statement on From N-2
                         (File Nos. 811-05715 and 33-    )

Dear Mr. O'Connor:

         As counsel for and on behalf of The Gabelli Convertible and Income Securities Fund Inc., pursuant to Rule 473(c) of the Securities Act of 1933, the following delaying amendment, prescribed by Rule 473(a) of the Securities Act of 1933, is hereby incorporated into the facing page of the Form N-2 as filed with the Securities and Exchange Commission on September 25, 2002:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         If you have any questions concerning this letter, please do not hesitate to contact me at (212) 735-3634.


                                                     Very truly yours,

                                                     /s/ Chad Atkins

                                                     Chad Atkins